John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778     Fax: 913.660.9157
john.lively@1940actlawgroup.com

March 29, 2018

Ms. Debra O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

M3Sixty Funds Trust (the “Trust”) (File Nos. 333-206491 and 811-23089)

Dear Ms. O’Neal Johnson:

On February 1, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 8 under the Securities Act of 1933, as amended, and Amendment No. 13 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding “borrowing for investment purposes” to the Cognios Large Cap Value Fund (the “Value Fund”), a portfolio series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. In addition, since you also provided comments on disclosures related to the Cognios Large Cap Growth Fund (the “Growth Fund”), our response will indicate which fund or funds we are responding on behalf of.

Prospectus

1.

Comment: Confirm that neither Fund incurred 0.01% or more of acquired fund fees and expenses during the previous fiscal year and therefore do not need to reflect such fees and expenses in the fee tables.

Response: The Trust confirms that neither Fund incurred 0.01% or more of acquired fund fees and expense during the previous fiscal period.

2.

Comment: It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver, not for three fiscal years. Please revise the footnotes accordingly for both Funds.

Response: The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the investment adviser to the Funds (Cognios Capital, LLC – the “Adviser”) has agreed to waive its fees or reimburse each Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Funds attempt to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, each Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the Adviser would not actually waive any of its fees during the year.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 29, 2018

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed-upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

3.

Comment: As it relates to the Value Fund, please consider adding interest expense to the borrowing cost risk disclosure.

Response: The Trust has revised the disclosure to address your comment.

4.

Comment: Confirm that the composite performance numbers included in the section “Prior Performance of Similar Accounts Managed by the Adviser” were calculated net of all fees and expenses.

Response: The Adviser has confirmed to the Trust that all composite performance numbers included in the section “Prior Performance of Similar Accounts Managed by the Adviser” were calculated net of all fees and expenses.

5.

Comment: Add disclosure to the section “Prior Performance of Similar Accounts Managed by the Adviser” that states the composite performance numbers were calculated using a method other than the SEC’s standardized performance method.

Response: The Adviser has confirmed that the composite performance numbers were calculated using a method different from the SEC’s standardized method for calculating mutual fund performance. Therefore, the Trust has revised the disclosure to address your comment.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 29, 2018

6.

Comment: File as an exhibit in your next post-effective amendment a consent from ACA Performance Services, LLC as it relates to their name being mentioned in the section “Prior Performance of Similar Accounts Managed by the Adviser.”

Response: The Trust will include a consent from ACA Performance Services, LLC in its next post-effective amendment.

7.

Comment: Confirm that the Adviser maintains all the books and records required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Adviser has confirmed to the Trust that it maintains all the books and records required by Rule 204-2(a)(16) under the Advisers Act.

*               *               *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively